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(THE FOLLOWING IS A REFORMATTED VERSION OF A PRESS RELEASE
ISSUED BY DONNELLEY ENTERPRISE SOLUTIONS.)

BOWNE TO ACQUIRE DONNELLEY ENTERPRISE SOLUTIONS
FOR APPROXIMATELY $105 MILLION

STRATEGIC ACQUISITION REPRESENTS SIGNIFICANT STEP IN ACHIEVING BOWNE'S VISION BY QUADRUPLING ITS OUTSOURCING SOLUTIONS OFFERING

     NEW YORK AND CHICAGO (MAY 28, 1998) -- Bowne & Co., Inc. [ASE: BNE] and Donnelley Enterprise Solutions Incorporated ("DESI") [NASDAQ: DEZI] today announced that their boards of directors have approved a definitive agreement pursuant to which Bowne will acquire all outstanding shares of DESI for $21.00 per share in cash. DESI is a leading provider of outsourcing services with locations throughout the United States and Asia, including several on-site locations at client facilities. Based on the number of outstanding shares of DESI as of May 27, 1998, the transaction has a total value of approximately $105 million.

     The addition of DESI substantially increases Bowne's existing outsourcing solution offerings and, coupled with Bowne's joint venture with Williams Lea in Europe, solidifies Bowne's position as the global market leader in providing outsourcing solutions to major financial service organizations, law firms and multi-national corporations. DESI's capabilities will add to Bowne's unique ability to provide a comprehensive array of information management services that includes document creation, printing and distribution, Internet publishing, intranet development and content management, outsourcing and localization services.

     Pursuant to the terms of the definitive merger agreement, Bowne shall commence a cash tender offer for DESI's stock no later than June 3, 1998. As part of the transaction, R.R. Donnelley & Sons Company, which currently owns 2,140,000 shares of DESI, or approximately 43%, has agreed to tender its shares and has granted to Bowne an irrevocable option to buy its shares for $21.00 per share. The tender offer is conditioned upon the tendering of shares representing a majority of DESI's voting power, satisfaction of the requirements of the U.S. antitrust regulations and certain other customary conditions. Any shares not purchased in the tender offer will be acquired in a second-step merger for $21.00 per share in cash.

     The combination will be accounted for as a purchase and Bowne anticipates that it will be accretive to Bowne's earnings per share starting in the second year after the close of the transaction as a result of revenue and cost synergies. The company expects that the cost of the transaction in 1998 will be approximately $0.25 per share.

     Robert M. Johnson, Chairman and Chief Executive Officer of Bowne said, "This is exciting news for Bowne. The acquisition of DESI represents an important step in our stated long-term strategy of becoming the leader in the emerging information empowerment industry. The acquisition of DESI, which we view as a perfect strategic fit with our existing outsourcing operations and our joint venture with Williams Lea, ensures Bowne's position as the premier company in document management and dissemination. One of the most attractive aspects of the transaction is the synergies we expect this combination to yield. The addition of DESI significantly increases our non-cyclical, recurring and multi-year contractual revenue base and brings the proportion of our business that is not derived from transactional printing to 55%."
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     Mr. Johnson added, "In addition, this acquisition complements Bowne's
Internet, intranet, localization and digital services offerings, as well as our financial print operations. We believe that significant cross-selling opportunities will increase revenues and market share across all Bowne solution offerings."

     Rhonda Kochlefl, Chairman and Chief Executive Officer of DESI, said, "Bowne is a preeminent provider of financial print services to DESI's core client base of the leading legal and financial institutions. It has a long record of high performance and has demonstrated its commitment to the same customer service values that have been a hallmark of DESI for the past ten years. This agreement aligns us with a corporate parent whose vision, values and commitment to the business closely match our own."

     DESI provides three major solutions to its clients: document management, help desk and on-site information services, and systems integration. The core of DESI's business is its document management services, consisting of desk-top publishing, imaging, word processing and reprographics. DESI's strong client list and considerable market share will enhance Bowne's position in the growing document management industry. DESI's growing help desk service offering provides custom on-site information services and network support. Approximately 30% of DESI's total revenues are derived from its systems integration business.

     Goldman, Sachs & Co. acted as financial advisor and provided a fairness opinion to Bowne's Board of Directors. William Blair acted as financial advisor and provided a fairness opinion to DESI's Board of Directors.

     DESI is a single-source provider of integrated information management solutions to professional service organizations, primarily large law firms, investment banks, and accounting firms. It offers its clients the opportunity to focus on their core businesses by outsourcing a variety of functions, including business services and information technology services. The Company has operations in major cities across the United States and two locations internationally in Singapore and Hong Kong. In November 1996, DESI completed its initial public offering of approximately 57% of its common stock. DESI was previously a wholly owned subsidiary of R.R. Donnelley. DESI is headquartered in Chicago, employs 1,200 people and generated revenues in 1997 of $110 million.

     Bowne & Co., Inc., established 1775, is the global market leader in the field of empowering information by combining superior customer service with appropriate new technologies to manage, repurpose and distribute a client's information to any audience, through any medium, in any language, anywhere in the world. The world's largest financial printer, Bowne is also the leading provider of localization services to the software industry. Localization is the adaptation and translation of information technology products for use in specific local markets. Bowne is among the leading Internet development companies, offering business solutions, consulting and development services. By providing outsourcing services, Bowne offers its customers an integrated way to design and manage their information flows to take advantage of the latest technologies for creating, storing, moving, presenting and utilizing information in any combination of paper and electronic forms.

     The company noted that forward-looking statements for future performance like those given above are, of course, subject to factors which could cause actual results to differ materially from those suggested here, including demand for and acceptance of the company's services, new technological developments, competition, and general economic conditions.
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     Note to Editors: Today's news release, along with other news about Bowne and DESI, is available on the Internet at http://www.bowne.com and http://www.desi.net.

Bowne Contacts:
Media: David Rosenstein
(212) 229-7224

Investors:
William J. Coote
(212) 886-0614

Chuck Burgess
Abernathy MacGregor Frank
(212) 371-5999

DESI Contacts:
Media: Dave Shea
(212) 351-9100

Investors:
Tom Munro
(312) 419-7636